CORPORATE DIRECTORY

Shares Traded
TSX Venture Exchange
Symbol: ASM
United States OTC BB: ASGMF
Frankfurt/Berlin-Bremen: WKN 862191

Head Office
Suite 400
455 Granville Street
Vancouver, BC
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600
Website: www.avino.com
E-mail: ir@avino.com

Officers & Directors
David Wolfin, President & Director
Louis Wolfin, Founder & Director
Connie Lillico, Corporate Secretary
Lloyd Andrews, Director
Michael Baybak, Director
William G. Kocken, Director
Gary Robertson, Director

Auditors
Vellmer & Chang
505 - 815 Hornby Street
Vancouver, BC
Canada V6Z 2E6
Tel: (604) 687-3773

Corporate and Shareholder Communications
Jevin Werbes
Jim Baylis
E-Mail: ir@avino.com
Tel: (604) 682-3701

Registrar and Transfer Agent
Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Tel: (604) 689-9853

Share Capitalization
Issued: 17,349,525
(As at May 29, 2006)
Fully Diluted: 21,291,325
(As at May 29, 2006)

Legal Counsel
Salley Bowes Harwardt
1750 - 1185 West Georgia Street
Vancouver, BC V6E 4E6

Standard & Poor’s Registered
Cusip No. 053906 10 3

Member of The Silver Institute
www.silverinstitute.org